

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2013

Via E-mail
Mr. Justin D. Benincasa
Chief Financial Officer
Atlantic Tele-Network, Inc.
600 Cummings Center
Beverly, MA

Re: **Atlantic Tele-Network, Inc.**
        Form 10-K for the Year Ended December 31, 2012
        Filed March 18, 2013
        File No. 001-12593

Dear Mr. Justin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Results of Operations, page 39

1. We note your disclosure on page 42, which states that, "Termination and access fees decreased by $48.8 million, or 24% from $204.6 million for the year ended December 31, 2011 to $155.8 million for the year ended December 31, 2012. The decrease was primarily the result of a reduction in roaming expenses, decreased customer bad debt expense, and the elimination of duplicate costs from the Alltel Transition in our U.S. Wireless segment. These decreases were partially offset by an increase in data usage

volume which increases "backhaul" costs as well as an increase in circuit costs within our U.S. Wireline segment as our network continues to expand." When more than one factor is the cause of a fluctuation in a material line item, please quantify each significant factor that affected the change.
Comment OK. IL

2. Summary of Significant Accounting Policies, page F-9

2. You disclose on pages 38-41 that you received several different types of grants from different sources. Please disclose your accounting policy for the various types of grants and/or stimulus received from government agencies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director